Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5839	E-mail Address jonathan.corsico@stblaw.com

April 18, 2025

VIA EDGAR

Re:  Herc Holdings Inc.

H&E Equipment Services, Inc.

Schedule TO-T filed by HR Merger Sub Inc. and

Herc Holdings Inc. on March 19, 2025, as amended

April 16, 2025

File No. 005-82531

Registration Statement on Form S-4 filed by

Herc Holdings Inc. on March 19, 2025

File No. 333-285912

Shane Callaghan, Esq.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Callaghan:

On behalf of our client Herc Holdings Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) (i) Amendment No. 2 to the above-referenced Schedule TO (the “Amended Schedule TO”), which further amends the Schedule TO-T filed by HR Merger Sub Inc. (“Merger Sub”) and the Company on March 19, 2025, as amended April 16, 2025 (SEC File No. 005-82531) (the “Schedule TO”), and (ii) Amendment No. 1 to the above-referenced Form S-4 (the “Amended Registration Statement” and, together with the Amended Schedule TO, the “Amended Filings”), which amends the Form S-4 filed by the Company on March 19, 2025 (SEC File No. 333-285912) (the “Registration Statement”). The Schedule TO and the Registration Statement have been revised in response to the Staff’s comments and to reflect certain other changes.

NEW YORK	BEIJING	BOSTON	BRUSSELS	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

Securities and Exchange Commission	2	April 18, 2025

In addition, we are providing the following responses to your comment letter, dated April 1, 2025, regarding the Schedule TO and the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Filings.

Schedule TO-T and Form S-4, each filed March 19, 2025

General

1.

We note the audited financial statements of Herc for the fiscal years ended December 31, 2022, December 31, 2023, and December 31, 2024 that have been incorporated by reference in response to Item 10 of Schedule TO. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and Telephone Interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations.” Please revise your disclosure to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure as required by Exchange Act Rule 14d-4(d).

The Company respectfully acknowledges the Staff’s comment and has revised the Amended Filings to include the summarized financial information required by Item 1010(c) of Regulation M-A and undertakes to disseminate the amended disclosure as required by Exchange Act Rule 14d-4(d).

2.

When a preliminary prospectus is used to commence an exchange offer early under Rule 162, the legend required by Item 501(b)(10) of Regulation S-K must be tailored appropriately. It may not state that the prospectus is not complete. See Telephone Interpretation I.E.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations.” Please revise.

The Company respectfully acknowledges the Staff’s comment and has revised the legend required by Item 501(b)(10) of Regulation S-K on the cover page of the preliminary prospectus/offer to exchange included in the Amended Registration Statement accordingly.

3.	Please revise your Schedule TO to include Item 11 and Item 12 of Schedule TO. If those items are inapplicable or the answer is in the negative, so state. See General Instruction E to Schedule TO.

The Company respectfully acknowledges the Staff’s comment and has revised the Amended Schedule TO to include Item 11 and Item 12 of Schedule TO.

Securities and Exchange Commission	3	April 18, 2025

Withdrawal Rights, page 54

4.

We note the following statement made on page 55: “All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Merger Sub in their sole discretion.” Please revise this statement to clarify that shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction.

The Company respectfully acknowledges the Staff’s comment and has revised the statement on page 58 of the Amended Registration Statement to clarify that shareholders will not be foreclosed from challenging Merger Sub’s determination in a court of competent jurisdiction.

Matters Concerning Validity and Eligibility, page 57

5.

See comment 4 above. We note the following statement made on page 57: “All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of H&E shares will be determined by Merger Sub in their sole discretion.” Please revise this statement to clarify that shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction. Please also revise the last sentence of the first paragraph on page 58 accordingly.

The Company respectfully acknowledges the Staff’s comment and has revised the statements on page 61 of the Amended Registration Statement to clarify that shareholders will not be foreclosed from challenging Merger Sub’s determination in a court of competent jurisdiction.

Conditions to the Offer, page 62

6.

Refer to the last paragraph of this section, after the bullet points. We note your disclosure that “[e]xcept as expressly set forth in the Merger Agreement, the foregoing conditions . . . shall be in addition to, and not a limitation of, the rights of Herc and Merger Sub to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.” This statement suggests there are additional conditions that would allow Herc and Merger Sub to extend, terminate or modify the Offer. Please revise to describe all Offer conditions here, or otherwise advise.

The Company respectfully acknowledges the Staff’s comment and has revised the last paragraph in the section entitled “Conditions to the Offer” in the Amended Registration Statement to remove the phrase “[e]xcept as expressly set forth in the Merger Agreement”. The Company believes this deletion should eliminate confusion as to whether there are additional conditions that would allow the Company and Merger Sub to extend, terminate or modify the Offer.

Securities and Exchange Commission	4	April 18, 2025

7.

We note the disclosure in the last paragraph of this section that you may assert a condition “regardless of the circumstances . . . (including any action or inaction by Herc or Merger Sub) . . . .” A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the Offer conditions have been satisfied. With this in mind, please revise this disclosure to remove the reference to any action or inaction by Herc or Merger Sub.

The Company respectfully acknowledges the Staff’s comment and has revised the statement on page 67 of the Amended Registration Statement to remove the reference to any action or inaction by the Company or Merger Sub.

Source and Amount of Funds, page 64

8.

We note the description of the Commitment Letter, as amended, on page 3 and page 65. Please expand upon the summary of this letter to include the term, the collateral (if any), and the interest rate. See Item 7 of Schedule TO and Item 1007(d)(1) of Regulation M-A.

The Company respectfully acknowledges the Staff’s comment and has revised the description of the Commitment Letter on pages 3 and 68 of the Amended Registration Statement to include the requested additional disclosures.

*    *    *    *    *

Please do not hesitate to call me at (202) 636-5839, Benjamin Bodurian at (202) 636-5575 or Katharine Thompson at (202) 636-5860 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Jonathan Corsico

cc:	Herc Holdings Inc.

S. Wade Sheek

Milbank LLP

Derek Winokur

Iliana Ongun